UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

CHARTER COMMUNICATIONS, INC.

(Name of Issuer)

CLASS A COMMON STOCK, $0.001 PAR VALUE PER SHARE

(Title of Class of Securities)

16119P108

(CUSIP Number)

Michael D. Fricklas

Advance/Newhouse Partnership

One World Trade Center

New York, NY 10007

(212) 286-6900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 26, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 16119P108

1	NAME OF REPORTING PERSONS Advance/Newhouse Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒ (1), (2)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) □
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 26,966,149 (3)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 26,966,149 (3)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,966,149 (3)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) □
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.3% (4)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	Each of the (i) Amended and Restated Stockholders Agreement, dated as of May 23, 2015, by and among the Issuer, former Charter Communications, Inc., Liberty Broadband Corporation (“Liberty”) and Advance/Newhouse Partnership (“A/N”) as amended on May 18, 2016 (the “Second Amended and Restated Stockholders Agreement”) and (ii) Proxy and Right of First Refusal Agreement, dated as of May 18, 2016, by and among Liberty, A/N and the Issuer (the “Proxy and Right of First Refusal Agreement”) contains provisions relating to the ownership and voting by the Reporting Persons in respect of their A/N Notional Shares (as defined below). The Reporting Persons expressly disclaim the existence of and membership in a group with Liberty. See Item 6 of the Schedule 13D.
(2)	Michael A. Newhouse, who beneficially owns 2,549 shares of Class A Common Stock is a Trustee of Advance Long-Term Management Trust, Executive Vice President of Newhouse Broadcasting Corporation, Co-President of Advance Publications Inc. and Vice President of Advance/Newhouse Partnership. Samuel I. Newhouse, III, who beneficially owns 538 shares of Class A Common Stock, is a Trustee of Advance Long-Term Management Trust, a Director and Executive Vice President of Newhouse Broadcasting Corporation, a Director and Co-President of Advance Publications, Inc. and Secretary and Treasurer of Advance/Newhouse Partnership. The Reporting Persons expressly disclaim the existence of and membership in a group with Michael A. Newhouse and Samuel I. Newhouse, III.
(3)	Consists of (i) 3,136,511 shares of Class A Common Stock, par value $0.001 per share (“Class A Common Stock”) of the Issuer, (ii) 14,496,138 shares of Class A Common Stock issuable upon conversion of the Class B Common Units (“Class B Common Units”) of Charter Communications Holdings, LLC (“Charter Holdings”) and (iii) 9,333,500 shares of Class A Common Stock issuable upon conversion of the Convertible Preferred Units of Charter Holdings (“Convertible Preferred Units”), in each case, held by A/N. Upon request by A/N, the 14,496,138 Class B Common Units owned by A/N will be converted, at the Issuer’s option, into either (x) shares of Class A Common Stock of the Issuer on a one-for-one basis or (y) cash based on the volume-weighted average price of the Class A Common Stock for the two consecutive trading days immediately prior to the date of delivery of an exchange notice by A/N. Each of the 25,000,000 Convertible Preferred Units with a face amount of $100 each held by A/N are convertible, in the hands of A/N and its affiliates, into 0.37334 of a Class B Common Unit and, in the hands of any other person, into 0.37334 of a share of Class A Common Stock, representing a conversion price of $267.85, subject to customary anti-dilution adjustments. A/N also owns one share of Class B Common Stock of the Issuer, which entitles A/N to vote on any matter submitted for a vote of the holders of Class A Common Stock of the Issuer such number of votes equal to the number of shares of Class A Common Stock into which the Class B Common Units and Convertible Preferred Units held by A/N and its affiliates are convertible or exchangeable, as applicable, in each case, assuming only shares of Class A Common Stock of the Issuer are delivered upon conversion or exchange (the “A/N Notional Shares”). Does not include the 2,549 shares of Class A Common Stock beneficially owned by Michael A. Newhouse or the 538 shares of Class A Common Stock beneficially owned by Samuel I. Newhouse, III.
(4)	For purposes of calculating beneficial ownership in this statement on Schedule 13D (this “Statement”), the total number of shares of Class A Common Stock outstanding as of December 31, 2020 is approximately 193.73 million. The percentage provided represents the number of shares of Class A Common Stock beneficially owned by the applicable Reporting Person on an as-converted, as-exchanged basis divided by the sum of (i) the amount of Class A Common Stock outstanding as of December 31, 2020, plus (ii) the amount of Class A Common Stock issued upon exchange of the 792,654 Class B Common Units pursuant to the previously disclosed second letter agreement (the “Second Share Repurchase Agreement”), dated December 21, 2017, which supplements the previously disclosed letter agreement, dated December 23, 2016, between A/N and the Issuer (the “Share Repurchase Agreement”), plus (iii) the amount of Class A Common Stock issuable upon exchange or conversion, as applicable, of the Class B Common Units and Convertible Preferred Units, held by A/N.

CUSIP No. 16119P108

1	NAME OF REPORTING PERSONS Newhouse Broadcasting Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒ (1), (2)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) □
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER* 26,966,149 (3)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER* 26,966,149 (3)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,966,149 (3)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) □
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.3% (4)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*	Sole voting power and dispositive power is held indirectly through control of Advance/Newhouse Partnership.

CUSIP No. 16119P108

1	NAME OF REPORTING PERSONS Advance Publications, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒ (1), (2)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) □
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER* 26,966,149 (3)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER* 26,966,149 (3)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,966,149 (3)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) □
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.3% (4)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*	Sole voting power and dispositive power is held indirectly through control of Advance/Newhouse Partnership.

CUSIP No. 16119P108

1	NAME OF REPORTING PERSONS Newhouse Family Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒ (1), (2)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) □
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER* 26,966,149 (3)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER* 26,966,149 (3)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,966,149 (3)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) □
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.3% (4)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	Sole voting power and dispositive power is held indirectly through control of Advance/Newhouse Partnership.

CUSIP No. 16119P108

1	NAME OF REPORTING PERSONS Advance Long-Term Management Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒ (1), (2)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) □
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER* 26,966,149 (3)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER* 26,966,149 (3)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,966,149 (3)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) □
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.3% (4)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	Sole voting power and dispositive power is held indirectly through control of Advance/Newhouse Partnership.

This Amendment No. 7 (this “Amendment”) amends and supplements the Statement on Schedule 13D (the “Schedule 13D”), which was jointly filed on May 27, 2016, the amended Statement on Schedule 13D, which was jointly filed on December 28, 2016, the amended Statement on Schedule 13D, which was jointly filed on December 21, 2017, the amended Statement on Schedule 13D, which was jointly filed on August 6, 2018, the amended Statement on Schedule 13D, which was jointly filed on July 30, 2019, the amended Statement on Schedule 13D, which was jointly filed on February 5, 2020 and the amended Statement on Schedule 13D, which was jointly filed on March 2, 2021 and is filed on behalf of Advance/Newhouse Partnership, a New York general partnership (“A/N”), Newhouse Broadcasting Corporation, a New York Corporation (“NBCo”), Advance Publications, Inc., a New York corporation (“API”), Newhouse Family Holdings, L.P., a Delaware limited partnership (“NFH”) and Advance Long-Term Management Trust, a New Jersey trust (“Advance Long-Term Trust” and, together with A/N, NBCo, API and NFH, the “Reporting Persons” and each, a “Reporting Person”) with respect to (i) the shares of Class A Common Stock, par value $0.001 per share (“Class A Common Stock”), of Charter Communications, Inc., a Delaware corporation (the “Issuer” or “Charter”) that are directly or indirectly held by the Reporting Persons and (ii) the shares of Class A Common Stock into which the Class B Common Units (“Class B Common Units”) of Charter Communications Holdings, LLC (“Charter Holdings”) and the Convertible Preferred Units of Charter Holdings (“Convertible Preferred Units”) that are directly or indirectly held by the Reporting Persons are exchangeable or convertible, as applicable.

This Amendment is being filed for purposes of disclosing the termination of a portion of the 2018 Collar Transactions and 2018 Loan Transactions (each, as defined below).

Item 5.	Interest in Securities of the Issuer

Item 5(a) and (b) of the Schedule 13D are amended and supplemented to read as follows:

(a) The Reporting Persons are the beneficial owner of 26,966,149 shares of Class A Common Stock (including Class B Common Units and Convertible Preferred Units on an as-converted, as-exchanged basis). The 27,163,116 shares of Class A Common Stock constitute approximately 12.3% of the outstanding shares of Class A Common Stock, based on approximately 193.73 million shares of Class A Common Stock outstanding as of December 31, 2020. In addition, Michael A. Newhouse is the beneficial owner of 2,549 shares of restricted Class A Common Stock received by him in connection with his services as a director of the Issuer and Samuel I. Newhouse, III, is the beneficial owner of 538 shares of Class A Common Stock.

(b) The Reporting Persons have the sole power to (i) vote or direct the voting of 26,966,149 shares of Class A Common Stock beneficially owned by them as described in the Schedule 13D (including Class B Common Units and Convertible Preferred Units on an as-converted, as-exchanged basis) and (ii) dispose or direct the disposition of such shares, in each case, subject to the terms of the previously disclosed Operating Agreement, Exchange Agreement, Proxy and Right of First Refusal Agreement and Second Amended and Restated Stockholders Agreement, as described in the Schedule 13D. Michael Newhouse has sole voting and dispositive power over 2,549 shares of restricted Class A Common Stock beneficially owned by him. Samuel I. Newhouse, III, has sole voting and dispositive power over the 538 shares of Class A Common Stock beneficially owned by him.

Item 5(c) of the Schedule 13D is amended by adding the following paragraphs at the end thereof:

On March 26, 2021, A/N early terminated a portion of the equity collar transactions entered into on August 6, 2018, with expiration dates running from August 16, 2021 to August 31, 2021, inclusive (the “2018 Collar Transactions”) and an equivalent portion of the corresponding revolving loan facilities (the “2018 Loan Transactions”). The terminated 2018 Collar Transactions covered an aggregate of 312,588 shares of Class A Common Stock and, in connection with the termination, 312,588 Class B Common Units were released from the related pledge. Pursuant to these terminations, A/N paid an aggregate of approximately $74.6 million in cash to the bank counterparties. These terminations have no effect on A/N’s voting and Board of Directors rights.

A/N remains committed to being a long-term shareholder of Charter and has no intent to sell any shares other than through its continued pro-rata participation in Charter’s buyback program. Similar to prior transactions entered into from time to time since becoming a shareholder of Charter, A/N nonetheless may from time to time engage in derivative or financing transactions with respect to these positions and may extend or early terminate any of these transactions.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

See the description of the termination of 2018 Collar Transactions and 2018 Loan Transactions in Item 5(c), which is incorporated by reference into this Item 6.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 30, 2021

Advance/Newhouse Partnership

By: /s/ Oren Klein

       Oren Klein, Chief Financial Officer

Newhouse Broadcasting Corporation

By: /s/ Oren Klein

       Oren Klein, Chief Financial Officer

Advance Publications, Inc.

By/s/ Oren Klein

       Oren Klein, Chief Financial Officer

Newhouse Family Holdings, L.P.

By: Advance Long-Term Management Trust, as General

Partner

By: /s/ Michael A. Newhouse

       Michael A. Newhouse, Trustee

Advance Long-Term Management Trust

By: /s/ Michael A. Newhouse

       Michael A. Newhouse, Trustee